Exhibit 99.2

Letter to Shareholders

OVERVIEW

Overall, our cash flows for the first quarter were excellent, particularly given the challenging financial environment during the period. Core cash flows from operations were $443 million, which compared favourably with $406 million last year prior to a large disposition gain of $165 million. Cash flows were higher for our power, commercial property and asset management businesses and, as expected, lower for both timber and residential property. These quarterly results indicate the overall sustainability of the cash flows within our operations.

In uncertain economic times such as these, it is useful to reflect upon the general quality of our asset base and the value of the franchise we have built, which generates the cash flows for our businesses every day. In this regard, the following should be noted with respect to our two largest areas of operations:

Renewable Power Generation Portfolio

•	Average life of contracts – 11 years
•	Average contract prices – nearly 90% are below the level required to support new capacity
•	Average term of financing – 13 years
•	Average financing ratio on net asset value – 40%
•	Average emissions of CO2 – almost nil
•	Diversity of facilities – 162 hydroelectric generating plants on 63 river systems
•	Access to water storage – equal to 40% of average annual generation output

Commercial Office Properties

•	Average occupancy today – 97%
•	Average annual lease rollover over next three years – 5%
•	Average lease duration – close to 10 years
•	Average tenant – “A” rated
•	Average net rent in portfolio – 30% below current market
•	Average financing on net asset value – 50%
•	Average duration of financing – 6 years

VALUE CREATION INITIATIVES

We  continue  to  deploy  capital  organically  in  our  operations  in  order  to  add  net  asset  value  to  our  franchise. Examples of initiatives in the past few months are as follows:

•
Funds  –  Expanded  our  assets  under  management  with  the  launch  of  over  $10  billion  of  funds, predominantly focused on property, infrastructure and Brazilian opportunities. Overall, we  increased  base commitment fees from third-party assets under management to $130 million on an annualized  basis.

•
Brazil Hydro Acquisition – Closed the purchase of a 156-megawatt hydro facility in Mato Grosso State in Brazil for approximately $400 million. All the power produced by the facility is sold under a below-market, long-term contract expiring in 2014, at which time we will seek to re-contract the power at higher prices. The acquisition of this facility increases our current renewable energy operating footprint in Brazil, from 314 megawatts to 470 megawatts, and will immediately contribute  to our cash flows on a positive basis.

•
Infrastructure Spin-off –  Distributed  Brookfield  Infrastructure  Partners  to  shareholders.  Over  the next number of years, we will focus on growing the scale and total returns of this new entity, which is  managed and 40% owned by us.

•	Timberlands Refinancing – Completed the refinancing of Longview Timberlands with a $1 billion financing for an average life of 7.3 years and a coupon of 5.17%.

•
Houston Office Property – Completed retrofitting our 1.2 million square foot 4 Allen Center office property in Houston and delivered it to its new tenant, Chevron Corporation.   One of the largest oil   companies in the world, Chevron fully leased this property shortly after we purchased it in 2006.

•
UK Retail Property – Opened our 825,000 square foot Eden Shopping Centre in High Wycombe in greater  London.  This  project  redevelopment,  a  key  part  of  the  £500  million  High  Wycombe  town  centre renewal, is 50% owned by us and was delivered on time and on budget. More than 350,000  people visited the Centre in the first four days after opening.

•
Perth Office Property –  Secured development  approval  for  one  of  Australia’s  largest commercial complexes in downtown Perth. This will lead to the planned construction of a new 890,000 square  foot office property to commence mid-2008. We signed a lease agreement for 650,000 square feet  with BHP Billiton, one of the largest natural resource companies in the world, as the majority tenant  in the complex.

•
Development  –  Advanced  the  construction  of  numerous  other  office  properties  including  the American Express and Macquarie Bank Buildings in Sydney, Bay Adelaide Center West in Toronto,  Bankers Court in Calgary, and two properties in Washington, D.C.   We also advanced construction  of three power generation facilities in Brazil, four major renovations and new builds of retail shopping  centers in São Paulo and Rio de Janeiro, and Peterborough Hospital in the UK.

•
Brazil Retail Properties – Began integrating five shopping malls in São Paulo and Rio de Janeiro that we purchased in December 2007. With this acquisition, which included two of Brazil’s highest  quality retail properties located in the heart of São Paulo, we have fully committed the capital raised  within our Brazil Retail Fund I, well ahead of the prescribed investment period for the Fund.

•
Development Pipeline –  Added  a  number  of  property  and  power  generation  opportunities  to  our pipeline, including prime office sites in Sydney, Melbourne and Brisbane totalling 1.3 million square  feet of buildable density, and a new retail development project in greater London.

•
Canadian Public Securities Fund – Launched a new public securities fund in Canada for investors looking to invest in infrastructure. Named Brookfield Redding Infrastructure Fund, this fund is focused on publicly-traded global infrastructure investments.

•
Australia Third-party Construction – Expanded the list of third-party construction projects underway and in backlog to over $6 billion in Australia, and delivered the new Justice Department headquarters in Sydney, comprising over 500,000 square feet of office, courts and administration space for the government. This project was completed seven months ahead of schedule.

•
Middle East Third-party Construction –  Increased  the  workbook  of  projects  under  construction and in pipeline in the Middle East to approximately $4 billion, including securing a contract to build a  22-storey commercial tower encompassing 1.7 million square feet on a site in Dubai’s Business Bay.

•
Share Buy-back – Repurchased 2.1 million common shares of the company as we believe that the value of our business is greater than the price being quoted in the marketplace and therefore these   repurchases are a low-risk way to deploy capital at attractive yields.

As long-term investors, we position our investments to be able to better withstand tough circumstances.  Our   strategy  of  locking-in  long-term  revenue  streams,  financing  our  assets  with  substantial  equity  and  utilizing long-term fixed-rate  investment-grade debt at conservative levels, while maintaining substantial  liquidity, enables us to think opportunistically when markets are mispricing long-term asset values.

Despite the above, over the past year, we have further de-risked our balance sheet and continued to build financial resources to support our operations so that ultimately, when the time is right and the opportunity presents itself, we should be in a position to commit to a major investment. Ideally, this would be in an investment area that we would be able to expand in the future, and which could become as meaningful as our office business (which we started building in the early 1990s) or our renewable power business (where we began investing sizable capital in the early 2000s). If successful, this strategy would allow us to build another great investment platform. In the interim, we continue to expand each of our core operations by growing organically with new developments, adding value to existing assets and making incremental acquisitions.

And while we are cautious about the current investment environment as described in our year-end shareholder letter, we do believe that the U.S. economy is resilient and the economies of major developing countries are generally strong. The U.S. Federal Reserve has begun to deal with these issues and appears to have the resolve to continue to do so should the economy require it. As a result, we believe the current financial market turmoil will subside, but that this process is likely to take time and there will be more pain felt by some before the situation improves. However, we believe that good investment opportunities may begin to materialize in the next 12 months.

OPERATIONS

•
Our renewable power business had a record quarter. The results were driven by a combination of favourable factors. First, markets for most of our assets were very strong, driven by the cold weather experienced in most northeastern regions and rising fossil fuel (oil and natural gas) costs, which pushed electricity prices higher. Secondly, we started the quarter with above-average water storage levels and combined with very strong inflows from higher precipitation levels, our generation was 17% above the expected long-time average. Accordingly, we exceeded our cash flow expectation for the quarter by nearly $60 million. Furthermore, inflows continue to be strong, fuelled by high levels of snow and precipitation in most of our watersheds.

•
Commercial property cash flows on a same-property basis were up 7% across our global portfolio. Total cash flows of $442 million exceeded 2007 levels due to the contribution from acquired properties, offset by gains included in last year’s results. Same property growth in our North American commercial operating income was up close to 9% due to mark-to-market of rents on rollovers. Occupancies in our overall office portfolio were 97%, with office vacancies in most of our relevant markets extremely low – Toronto 2%, Ottawa 1%, Calgary 0%, Midtown Manhattan 6%, Lower Manhattan 1%, Washington D.C. 8%, Houston 5%, Los Angeles 12%, London 3%, Sydney 1%, Melbourne 0%, and Perth 0%.

•	As expected, residential operations continue to be difficult in the U.S. They were slower in Canada, stable in Australia, and remained strong in Brazil.

•
Timber sales were relatively weak, affected by U.S. housing sales. However, as a result of the strong margins on these assets, the absolute cash flow decreases are not meaningful to our operations and asset valuations remain strong.

•
The process to convert our agricultural lands in Brazil to higher-yielding sugar-cane crops continues and two ethanol plants (owned by other investors) are presently under construction on our lands. Sugar-based ethanol continues to emerge as a preferred clean alternative to corn-based ethanol and other bio-fuels due to the energy efficiency of its production and lower-cost profile.

•
Despite a more difficult market environment, during the quarter we completed a number of financings on specific assets, most notably our $1 billion timber financing. Due to our relatively low loan-to-values on assets, we believe we will be able to continue to access the capital markets, and in conjunction with the financial flexibility in our capital structure, we believe we are well positioned looking forward.

RENEWABLE POWER GENERATION

Based on the share price multiples currently quoted for comparable renewable power generation portfolios across the world, it is clear that investors have begun to recognize the unique investment attributes of renewable power generation businesses. In addition, we believe our portfolio of hydroelectric generation facilities, which have among the lowest cost of operations and production lives far exceeding that of other renewable power technologies, should be accorded higher multiples than wind facilities, which encompass the greatest portion of most of our renewable power competitors’ portfolios. Our hydro facilities, 162 in total, rank us as one of the largest privately owned portfolios of renewable energy assets in the world.

We continue to expand our operations organically through efficiency enhancements of existing facilities, and by intensifying our project development activities. Our development pipeline also comprises more than 6,500 megawatts of hydro and wind projects, including nearly 150 megawatts currently under construction and over 500 megawatts in advanced stages of development. We also continue to acquire operating plants from others. Recently we closed the purchase of a 156-megawatt Brazilian hydro facility and purchased the 18-megawatt Twin Cities hydroelectric facility in Minnesota from a U.S. manufacturing company.

Our view is that electricity prices should continue to increase across the world as the impact of higher fossil fuel prices is fully reflected in the electricity markets. This is because all fuel costs – oil, natural gas, coal and uranium – have increased dramatically over the past five years. Furthermore, construction costs for new power generating facilities using these fuels have also increased significantly, as have costs of all forms of infrastructure. In contrast, the facilities in our extensive portfolio of in-place conventional hydro capacity have no fuel costs and have low operating expenses. Because of this, as overall electricity prices in the marketplace increase under cost pressures, our margins improve. This favourable situation is further amplified over time by the fact that our hydro plants are long-life facilities with minimal amounts of sustaining capital requirements.

Further benefitting our assets is the fact that most forms of electricity generation continue to be a  significant contributor to CO2 emissions across the globe. As a result, we believe that compliance costs for fossil fuel generators should increase and result in the payment by them of carbon premiums. The higher all-in cost of coal, oil or other fossil fuel generation of electricity resulting from payment of carbon premiums means that higher electricity prices will be required to ensure generators earn their cost of capital. In contrast, our hydro electricity production is virtually 100% carbon neutral and is one of the cleanest forms of commercially viable electricity generation today. We believe that we will be able to capture higher market prices as carbon reduction measures are implemented in our traditional markets. We believe that factoring carbon prices of $25 to $50 per tonne into the cost of electricity produced by carbon-fuelled facilities could result in realized electricity price increases of $10 to $20 per megawatt-hour because fossil-fuelled facilities are typically the higher cost resource that sets the market price to service demand.

Although we don’t purport to predict the amount or timing of carbon premiums being factored into electricity pricing, or where prices of electricity will be in the future, we have set out below an illustrative example of the potential that this could have, based solely on the capital we have invested currently in this business. The illustration shows the effect on our cash flows should a) our power eventually be sold at current replacement cost economics, and b) we benefit from the potential effect carbon premiums could have on power prices. Of course, this is merely indicative because even if we could sell our electricity based on long-term market values, we would still have the many lower-rate contracts in existence today, and therefore a net present value of these cash flows would have to be taken into account. In addition, as carbon markets are only now developing, we do not know how they will be traded in the future. These calculations do, however, illustrate the potential long-term upside for our hydro facilities which could materialize should fossil fuel prices remain at these levels and should carbon recognition be further developed.

INDICATIVE POTENTIAL CASH FLOW GENERATION FOR RENEWABLE POWER BUSINESS

$ millions
Current annualized cash flows based on average water flows,
contracts in place and current pricing, prior to sustaining
capital expenditures	$750

Add: Incremental cash flow generated if power contracts are renewed
at prices based on current replacement costs of generation	500

Add: Carbon premiums to be embedded in electricity prices received,
based on $50 per tonne of CO2 (equivalent to $20/megawatt-hour)	300
Total	$1,550

As  a  cross-check  of  the  above  numbers,  the  illustrative  cash  flows  of  approximately  $1.5  billion  would  equate  to  the  cash  flows which would be  generated  by  newly constructed  natural gas  facilities  utilizing  current construction costs, a 10% cost of capital, and natural gas prices of approximately $10/MMBtu.

SUMMARY

In times like these, it is worth reviewing our investment principles that we employ to attempt to earn solid  long-term returns for our clients in our investment strategies. These investment principles can generally  be summarized as follows:

•	Buy quality, long-duration assets and assume we will own them forever;
•	Prudently match-finance the assets;
•	Never make investment decisions based on being overly positive or negative;
•	Invest against the trend;
•	Build our operations with quality people;
•	Focus on consistent execution of our business plans.

As  always,  thank  you  for  your  support.  Please  do  not  hesitate  to  contact  any  of  us  should  you  have  suggestions, questions, comments or investment ideas.

J. Bruce Flatt
Managing Partner
April 30, 2008

Cautionary Note Regarding Forward-Looking Information and Statements: This letter to shareholders contains forward-looking information within the meaning of Canadian provincial securities laws and other “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “sustainability,” “continue,” “expect,” “growing,” “will,” “lead,” “planned,” “believe,” “should,” “able,” “will,” “expand,” “could,” “would,” “appears,” “likely,” “emerge,” “view,” “potentially,” derivations thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements.

Forward-looking statements in this presentation include statements regarding sustainability of the cash flows within our operations, our ability to re-contract power at higher prices, our ability to grow the scale and total returns of Brookfield Infrastructure Partners, the commencement of construction at our development properties, the value of our business as against the value quoted in the marketplace, our ability to withstand negative markets, capitalizing on investment opportunities if and when they present themselves and the long-term success of such investments, our ability to continue to expand each of our core operations, add value to existing assets and making acquisitions, our views on the future of the U.S. economy and the economies of major developing countries, future actions that may be taken by regulatory bodies, performance and rate of recovery of the financial markets, availability of investment opportunities in the future, the continued emergence of sugar-based ethanol as a preferred clean alternative to other fuels, our views on electricity prices, compliance costs associated with fossil fuel generators and resulting carbon premium payments, our ability to capture higher market prices for our renewable power generation business, future increases in electricity prices, potential cash flow generation for our renewable power business and other statements with respect to our beliefs, outlooks, plans, expectations and intentions.

Although Brookfield Asset Management believes that the company’s anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business; the behaviour of financial markets, including fluctuations in interest and exchange rates;; ability to compete for new acquisitions; availability of equity and debt financing; strategic actions including dispositions; the ability to effectively integrate acquisitions into existing operations and the ability to attain expected benefits; the company’s continued ability to attract institutional partners to its Specialty Investment Funds; adverse hydrology conditions; regulatory and political factors within the countries in which the company operates; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in the company’s form 40-F filed with the Securities and Exchange Commission as well as other documents filed by the company with the securities regulators in Canada and the United States included in the Annual Information Form under the heading “Business Environment and Risks”.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Asset Management, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Unless required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Past performance may not be indicative of future returns.